Exhibit (h)(16)

DBX ADVISORS LLC

875 Third Avenue

New York, New York 10022

December 17, 2021

Mr. Freddi Klassen, President and Chief Executive Officer

DBX ETF Trust

875 Third Avenue

New York, New York 10022

Re: DBX ETF Trust (the “Trust”) – Xtrackers USD High Yield Corporate Bond ETF (the “Fund”)

Dear Mr. Klassen:

This letter confirms the agreement of DBX Advisors LLC (the “Adviser”) with the Trust to limit the Fund’s current Operating Expenses by waiving fees and/or reimbursing expenses or otherwise making a payment to the Fund, on a monthly basis, in an amount such that the Fund’s Operating Expenses do not exceed 0.15%. The term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement between the Trust and the Adviser (the “Advisory Agreement”) and other expenses described in the Advisory Agreement, but does not include interest expense, taxes, brokerage expenses, distribution fees or expenses, litigation expenses and other extraordinary expenses.

The Trust and the Adviser agree that the foregoing fee waiver and reimbursement for the Fund are effective from December 17, 2021 through December 16, 2022. The waiver may only be terminated by the Fund’s Board of Trustees (and not by the Adviser) prior to such date.

Your signature below acknowledges acceptance of this letter agreement.

DBX ETF Trust		\\\\\\\\\\\\\\\\\\	DBX Advisors LLC

By:	/s/ Freddi Klassen		By:	/s/ Arne Noack
Name:	Freddi Klassen		Name:	Arne Noack
Title:	President and Chief Executive Officer		Title:	Chief Executive Officer

			By:	/s/ Freddi Klassen
			Name:	Freddi Klassen
			Title:	Chief Operating Officer